Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

December 5, 2022

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Ltd Draft Registration Statement on Form F-1 Submitted September 9, 2021 CIK No. 0001936817

Dear Ms. Packebusch:

This letter is in response to your letter on October 6, 2022 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on September 9, 2022. On the date hereof, the Company has submitted an Amendment to Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Draft Registration Statement on Form F-1 filed September 9, 2022

Cover Page

1.	Please revise to clarify whether the company is subject to the Holding Foreign Companies Accountable Act and related regulations.

RESPONSE:  We respectfully advise the Staff that we have revised the cover page to disclose that the Company is subject to the Holding Foreign Companies Accountable Act and related regulations.

2.	In the section that begins, “The structure of cash flows within our organization,” please provide cross-references to your condensed consolidating schedules and the consolidated financial statements.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on page 1 and provided cross-references to the condensed consolidating schedules and the consolidated financial statements.

Prospectus Summary, page 1

3.	We note your definition of “China” or the “PRC,” referring to the People’s Republic of China, excludes Taiwan and the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, if certain of your directors are located in Hong Kong, expand your disclosure related to the enforceability of civil liabilities to address Hong Kong.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on the cover page and pages 14, 16, 28, 50, 54, 168 and 169 accordingly.

4.	Please describe the nature of your “urban delivery service” business.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on pages 2, 63 and 78 accordingly.

5.	We note your disclosure that you “value” a digitized management system in which temperature control can be accessed throughout the whole transportation process through advanced vehicle GPS positioning and real-time temperature monitoring system. Please revise to clarify whether you currently use such a system.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on pages 2, 64 and 78 accordingly.

Risk Factors

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 21

6.	Please revise to highlight the risk that the Chinese government may intervene in your operations at any time. Please also explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the Cyberspace Administration of China to date.

RESPONSE:  We respectfully advise the Staff that in response to the Staff’s comment, we have revised our disclosure on pages 21 and 23 of the Registration Statement accordingly.

Our business and growth are significantly affected by the emergence of new retail..., page 37

7.	We note your disclosure that macroeconomic conditions, including inflation, can impact the development of the retail industry in China and elsewhere. Please update this risk factor in future amendments if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE:  We respectfully advise the Staff that in response to the Staff’s comment, we have revised our disclosure on page 37 of the Registration Statement accordingly, and supplementally advise the Staff that the Company’s business has not been materially affected by recent inflationary pressures set forth in the referenced disclosure.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network, page 38

8.	We note your disclosure on page 103 that under the terms that are generally contained in your agreements with major customers, you will be liable for any damages to the goods, equipment and premises of the customers caused by you during the provision of your transportation services, and your disclosure that you are also liable for any loss or damages to the goods that are in your custody and for any non-compliance of relevant laws and regulations in the PRC. Please include such information in your risk factor disclosure.

RESPONSE:  We respectfully advise the Staff that in response to the Staff’s comment, we have revised our disclosure on page 39 of the Registration Statement accordingly.

We are an “emerging growth company,”... We are a “foreign private issuer,”..., page 51

9.	Please expand your disclosure to clarify the extent to which you will continue to enjoy any exemptions as a result of your status as a foreign private issuer even if you no longer qualify as an emerging growth company.

RESPONSE:  We respectfully advise the Staff that we have expanded our disclosure to clarify the extent to which you will continue to enjoy any exemptions as a result of your status as a foreign private issuer even if we no longer qualify as an emerging growth company on page 53.

Use of Proceeds, page 56

10.	Please revise to describe the “Acquisition and alliance” items in your Use of Proceeds table.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on page 58.

Management’s Discussion and Analysis Overview, page 60

11.	We note your disclosure on pages 2, 4, 60, 78, 90 and 93, explaining that you own and operate a fleet of 72 tractors, 156 trailers and 61 vans. However, in Notes 6 and 9 to the financial statements on pages F-18 and F-23, you appear to report substantially all of your property and equipment as “revenue equipment”, some of which held under leases from third parties. Please modify the referenced disclosures as necessary to (i) differentiate between owned and leased assets in describing your fleet, (ii) clarify the extent of your reliance on leasing arrangements, and (iii) provide a summary of your obligations and options to acquire assets that are not already owned, or a cross reference to such details in the financial statement notes.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on pages 2, 4, 60, 78, 90, 93 and 97 accordingly.

As we define in “Property and equipment, net” on page F-10 and “Leases” on page F-11, all vehicles are owned by us but have different arrangements:

	Description	Accounting treatment under US GAAP
Revenue equipment without obligations	Vehicles that are acquired by the Company for providing transportation services only	Revenue equipment are stated at cost net of accumulated depreciation and impairment.
Revenue equipment under capital lease	Vehicles that are acquired by the Company for providing transportation services only and are still under capital lease as of a particular date	We acquired our vehicles via capital lease from time to time, if the lease meets any of the following four criteria, the Company will classify it as a capital lease: (a) transfer of ownership to lessee at the end of the lease term, (b) bargain purchase option, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, or (d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset.
Revenue equipment pledged for borrowings	Vehicles that are acquired by the Company for providing transportation services only and are still pledged for borrowings as of a particular date	We sell and lease back certain of our revenue equipment for obtaining working capital. As a result of our continued involvement, for accounting purposes in accordance with ASC 606-10-55-68, these sale and leaseback transactions are considered a financing rather than a sale.

To further explain our ownership of our revenue equipment, the following table lists out key information:

	As of the date of this prospectus			As of June 30, 2022			As of December 31, 2020			As of December 31, 2020
	Number of revenue equipment without obligations	Number of revenue equipment under capital lease	Number of revenue equipment pledged for borrowings	Book value of revenue equipment without obligations	Book value of revenue equipment under capital lease	Book value of revenue equipment pledged for borrowings	Book value of revenue equipment without obligations	Book value of revenue equipment under capital lease	Book value of revenue equipment pledged for borrowings	Book value of revenue equipment without obligations	Book value of revenue equipment under capital lease	Book value of revenue equipment pledged for borrowings
Tractors	32	20	18	322,112	459,042	30,005	428,138	568,165	51,225	144,694	1,024,077	81,293
Trailers	120	-	35	407,812	-	199,148	372,967	-	499,410	897,632	-	564,816
Vans	57	4	-	413,514	55,677	-	402,306	183,837	-	504,006	244,394	-
Total	209	24	53	1,143,438	514,719	229,153	1,203,411	752,002	550,635	1,546,332	1,268,471	646,109

Covid-19 Continues to Affect, page 62

12.	Please expand your disclosures to clarify or reconcile statements that your financial results for the first half of 2022 “had been adversely affected” due to the ongoing impact of COVID-19, and that transportation demand from your top 10 customers had been “significantly reduced,” with those explaining that the impact from temporary office closures were not significant, that you have not experienced significant collection issues, and that you “do not see a significant decline in revenue for the first half of 2022.” Please identify those aspects of your financial results that have been adversely affected and quantify the associated effects.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on pages 5, 45 and 65 accordingly.

13.	We note your disclosure at page 5 that the effects of a subvariant of the Omicron variant of COVID-19 may have the effect of increasing already-existing supply chain problems. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on pages 5, 45, and 65 accordingly.

Omicron variant of COVID-19 increased the already-existing supply chain problems as long as the China’s policy of effecting closures to avoid infections is still valid. We treat the Omicron variant of COVID-19 as a continuous effect of COVID-19 itself, we do not observe and expect any materially impact on our outlook or business goals. The impact of COVID-19 and Omicron variant of COVID-19 on our results of operations have been disclosed on pages 5, 45, and 65.

Credit Facilities, page 69

14.	Please file your material contracts as exhibits with your registration statement. In this regard, please file as exhibits any written agreements related to the debt obligations set forth beginning at page 69, or advise us why you do not believe you are required to do so. Refer to Item 8 of Form F-1 and Items 601(b)(4) and 601(b)(10) of Regulation S-K.

RESPONSE:  We respectfully advise the Staff that we have filed material contracts as exhibits

15.	Please disclose all principal directorships of each director and director nominee. For example, it appears that Mikael Charette also serves as a director of MingZhu Logistics Holdings Limited. Refer to Item 4 of Form F-1 and Item 6.A.2 of Form 20-F.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on page 138 accordingly.

Related Party Transactions, page 130

16.	Please expand your disclosure on page 130 to clarify the nature of the transactions described in this section as “advances for operational purposes.” Refer to Item 4 of Form F-1 and Item 7.B.1 of Form 20-F. In addition, please describe the nature and extent of the transportation services agreement with Zhejiang Zhoushan Yamei Container Transportation Co., Ltd. referenced on page 39.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure on pages 41, 143 and F-25 accordingly.

Financial Statements, page F-1

17.	Please update your filing to include interim financial statements and related disclosures covering the six months ended June 30, 2022, to comply with Item 8.A.5 and Item 5 of Form 20-F, applicable pursuant to Item 4(a) of Form F-1.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure starting from F-33 accordingly.

Note 1 - Nature of business and organization, page F-7 Reorganization, page F-7

18.	We note your disclosure concerning the reorganization, stating that the controlling shareholder of Haoxin Cayman “is same as of Haoxin prior to the reorganization,” and we see that you define Haoxin as Ningbo Haoxin International Logistics Co., Ltd. However, in your organization chart on page 3, you indicate that this entity will be referred to as “Ningbo Haoxin” rather than Haoxin. Please revise disclosures throughout the filing as necessary to utilize the same abbreviated term for the entity. Please also clarify under this heading whether your reference to “Loganda” refers to Shenzhen Longanda Freight Co., Ltd., as appears to be the intent.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosures of abbreviated term for Ningbo Haoxin International Logistics Co., Ltd. throughout the Registration Statement accordingly, and we have revised our disclosures on page F-7 to use “Longanda” as the abbreviated term for Shenzhen Longanda Freight Co., Ltd.

Note 13 - Shareholders’ equity, page F-28

19.	We note your disclosure indicating that you had issued 556 Class A ordinary shares and 444 Class B ordinary shares on April 26, 2022, and we see that you have recast your equity presentation on page F-5 to reflect this change in capital structure. We also see that you have disclosure following page F-32, indicating that you may be offering 3 million Class A ordinary shares. Please describe for us any plans to further adjust the capital structure in conjunction with your offering and explain how you expect the ownership interests of the current shareholder group to change as a result. Please also expand your disclosure under this heading to describe the conversion and voting provisions associated with your Class A and Class B ordinary shares, including the circumstances under which conversion may occur, and to clarify whether you regard the economic interests of these securities to be identical, notwithstanding the different voting provisions.

RESPONSE:  We respectfully advise the Staff that we plan to issue new shares or forward split to existing shareholders pro rata. We do not expect to change the ownership interests of the current shareholder group. We have also revised our disclosures on page F-28 to clarify the conversion and voting provisions associated with our Class A and Class B ordinary shares.

General

20.	Please include the delaying amendment legend required by Item 501(a) of Regulation S-K not later than the first public filing of your registration statement.

RESPONSE:  We respectfully advise the Staff that we have included a delaying amendment legend on the cover page.

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  We respectfully advise the Staff that The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Company expect there to be, research reports about the Company published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer